UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vringo, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

92911N104

(CUSIP Number)

Andrew Kennedy Lang

Vringo, Inc.

44 West 28th Street, Suite 1414

New York, NY 10001

Tel: (646) 525-4319

With a copy to:

Kenneth R. Koch

Jeffrey P. Schultz

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Chrysler Center

666 Third Avenue

New York, New York

(212) 935-3000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Kennedy Lang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,727,780*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,988,100*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,988,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 21.21%**
14	TYPE OF REPORTING PERSON* IN

* Includes an aggregate of 1,211,652 Series 1 Warrants and 1,118,448 Series 2 Warrants, each exercisable into one share of Vringo, Inc. (the “Issuer”) common stock, par value $0.01 per share (the “Common Stock”). Of these securities, 3,017,600 shares of Common Stock, 646,214 Series 1 Warrants and 596,506 Series 2 Warrants are held by Innovation Spring LLC, a Delaware limited liability company (“Innovation Spring”).

** The calculation is based on 35,332,487 shares of Common Stock of Vringo, Inc. (the “Issuer”) issued and outstanding as of June 20, 2012 as reported in the Issuer’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2012.

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Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Vringo, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 44 West 28th Street, Suite 1414, New York, NY 10001.

Item 2. Identity and Background

(a), (f)	This Schedule 13D is being filed by Andrew Kennedy Lang (the “Reporting Person”), a citizen of the United States of America. Of the securities covered by this Schedule 13D and beneficially owned by the Reporting Person, 3,017,600 shares of Common Stock, 646,214 Series 1 Warrants and 596,506 Series 2 Warrants are held by Innovation Spring LLC, a Delaware limited liability company (“Innovation Spring”).

(b)	The business address of the Reporting Person is c/o Vringo, Inc. 44 West 28th Street, Suite 1414, New York, NY 10001.

(c)	The principal business of Reporting Person is serving as the Chief Technology Officer and the President of the Issuer. The Reporting Person is also a Director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As described below, the shares to which this Schedule 13D relates were received by the Reporting Person as merger consideration and thus no funds were used for such purpose.

Item 4. Purpose of Transaction

On July 19, 2012 (the “Closing Date”), Innovate/Protect, Inc. (“Innovate/Protect”) merged with and into VIP Merger Sub, Inc. (which changed its name to Innovate/Protect, Inc.) (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of the Issuer, pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of March 12, 2012 (the “Merger Agreement”), by and among the Issuer, Merger Sub and Innovate/Protect (the “Merger”). In connection with the Merger, the Issuer issued, as of the Closing Date, its securities to Innovate/Protect’s stockholders in exchange for the capital stock owned by Innovate/Protect’s stockholders, as follows: (i) an aggregate of 18,617,569 shares of the Issuer’s Common Stock, (ii) an aggregate of 6,673 shares of the Issuer’s Series A Preferred Stock, par value $0.01 per share, convertible into an aggregate of 20,136,445 shares of the Issuer’s Common Stock , (iii) an aggregate of 8,299,116 Series 1 warrants to purchase up to an aggregate 8,299,116 shares of the Issuer’s Common Stock, with an exercise price of $1.76 per share and expiring on July 19, 2017, and (iv) an aggregate of 7,660,722 Series 2 warrants to purchase up to an aggregate of 7,660,722 shares of the Issuer’s Common Stock, with an exercise price of $1.76 per share and expiring on July 19, 2017. In addition, the Issuer assumed an option to purchase an aggregate of 41,178 shares of the Issuer’s common stock at an exercise price of $0.994 per share, in exchange for the outstanding and unexercised stock option to purchase shares of Innovate/Protect’s common stock.

Prior to the consummation of the Merger, the Reporting Person beneficially owned 1,875,000 shares of Innovate/Protect’s common stock, which were exchanged for an aggregate of 5,658,000 shares of Vringo’s Common Stock, 1,211,652 Series 1 Warrants and 1,118,448 Series 2 Warrants.

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Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 21.21% of the issued and outstanding shares of Common Stock of the Issuer, based on 35,332,487 shares of Common Stock of the Issuer issued and outstanding as of June 20, 2012 as reported in the Issuer’s Registration Statement on Form S-3, filed with the SEC on June 24, 2012.

(b) The Reporting Person, as the manager of Innovation Spring, has the sole power to dispose or direct the disposition of 7,988,100 shares of Common Stock beneficially owned by the Reporting Person, including with respect to 3,017,600 shares of Common Stock, 646,214 Series 1 Warrants and 596,506 Series 2 Warrants that are held by Innovation Spring. Innovation Spring Trust, the sole member and the 100% owner of Innovation Spring, has the sole power to vote or direct the vote over the 4,260,320 shares held by Innovation Spring. The Reporting Person does not have power to vote or direct the vote over the 4,260,320 shares held by Innovation Spring.

(c) Except as described in Items 3 and 4 of this Schedule 13D, there have been no transactions effected with the respect to the shares of Common Stock held by the Reporting Person within the past 60 days of the date hereof by the Reporting Person.

(d) The Reporting Person has the sole right to receive, or power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock beneficially owned by him.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of July 19, 2012, the Reporting Person, along with each of the officers and directors of the Issuer immediately following the consummation of the Merger delivered to the Issuer a lock-up agreement (the “Lock-Up Agreement”). Pursuant to the terms of the Lock-Up Agreement, the Reporting Person agreed that, for a period of six months following the closing of the Merger, without the prior written consent of the Issuer, he will not: (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell (including any short sale), sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock owned either of record or beneficially or may be deemed to be beneficially owned (as defined in the Exchange Act by the undersigned on the date hereof or hereafter acquired or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, or (4) publicly announce an intention to do any of the foregoing (the “Lock-Up”).

The restrictions contained in the Lock-Up Agreement do not apply to:

(a) transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock (i) as a bona fide gift, or gifts, (ii) to an immediate family member (as such term is defined in Item 404 of Regulation S-K) or a trust for the direct or indirect benefit of the undersigned or such immediate family member of the undersigned, or (iii) by will or intestacy;

(b) the exercise of options granted under the Issuer’s 2012 Employee, Director and Consultant Equity Incentive Plan (the “2012 Plan”) and 2006 Stock Option Plan (the “2006 Plan”) provided that the shares of Common Stock delivered upon such exercise are subject to the Lock-Up;

(c) transfers of shares of Common Stock to the Issuer  as forfeitures to satisfy tax withholding and remittance obligations of the undersigned in connection with the vesting or exercise of equity awards granted pursuant to the Issuer’s 2012 Plan and/or 2006 Plan;

(d) the exercise of any of the Issuer’s Series 1 Warrants and Series 2 Warrants issued to the Reporting Person in connection with the transactions consummated by the Merger Agreement (collectively, the “Warrants”) and the sale or disposition of the shares of Common Stock issuable thereunder, in the event the Issuer calls such Warrants for redemption pursuant to and in accordance with the provisions of the Warrants;

(e) the conversion of the Issuer’s Series A Preferred Stock that are outstanding as of the date hereof, provided that the shares of Common Stock delivered upon such conversion are subject to the restrictions set forth in the Lock-Up; and

(f) the establishment of a trading plan that complies with Rule 10b5-1 under the Exchange Act; provided, however, that (i) the restrictions shall apply in full force to sales or other dispositions pursuant to such Rule 10b5-1 plan during the Lock-Up Period and (ii) no public announcement or disclosure of entry into such Rule 10b5-1 plan is made or required to be made during the Lock-Up Period, including any filing with the SEC under Section 13 or Section 16 of the Exchange Act;

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provided that in case of any transfer pursuant to clause (a) above, each transferee, trustee, donee or distributee shall sign and deliver a lock-up letter substantially in the form of this Lock-Up Agreement, and provided further that such transfer shall not involve a disposition for value and such transfer is not required to be reported in any public report or filing with the SEC during the Lock-Up Period.

Item 7. Material to Be Filed as Exhibits

10. 1 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the Commission on July 20, 2012)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2012

/s/	Andrew Kennedy Lang
Andrew Kennedy Lang

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